LanVision Systems, Inc.
10200 Alliance Road, Suite 200
Cincinnati, OH 45242-4716
513.794.7100
513.794.7272 FAX
February 24, 2006
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention: Mr. Brad Skinner,
Accounting Branch Chief
Re: LanVision Systems, Inc. File No. 0-28132, Form 10-K for Fiscal Year Ended January 31, 2005
Dear Mr. Skinner:
     LanVision Systems, Inc. has prepared this letter in response to the Staff’s second comment letter dated February 16, 2006 and received by the Company on that date regarding the Company’s Form 10-K for its fiscal year ended January 31, 2005. LanVision’s responses set forth below correspond to the applicable comment number as set forth in the Staff’s second comment letter.
COMMENT
1. “We have read your response to prior comment number 5 and note that you recognize 100% of the revenue upon receiving the royalty report from IDX. Please tell us more about the payment terms and the related milestones. Specifically, address how the milestone payment contingency and extended payment terms is considered in determining that the entire amount of revenue is fixed or determinable upon receiving the royalty report.”
RESPONSE
The following is a summary of the payment terms contained in the LanVision reseller agreement with IDX Information Systems Corporation (“IDX”), now GE Healthcare, a unit of the General Electric Company.
For each sublicense of the LanVision software granted by IDX to an end user, IDX shall pay to LanVision the associated software royalty as indicated in the reseller agreement price list, as follows:

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30% upon execution by IDX of a sublicense agreement,
20% upon shipment of the software to an end user,
40% upon first live use of the software, and
10% upon acceptance of the software.
In reviewing the revenue recognition criteria relating to the determination of “fixed or determinable” as stated in Statement of Position (SOP) 97-2, paragraphs .26 through .32, we believe that 100% of the royalty due from IDX is fixed or determinable at the date the royalty report is received. Therefore, 100% of the revenue is properly recognized at that time because of the following:
Paragraph .26 There is no variable price or pricing (that is, the total amount of the royalty payable to LanVision by IDX is stated in the royalty report based on the reseller agreement price list). IDX does not have any right of return of the software or refund of royalties paid. Therefore, we believe that the price is fixed or determinable.
Paragraph .27 The payment period for the final 50% is short, typically within one year, in relation to the extended period during which end users use our products. We currently have customers who have been using our software for more than ten years.
Paragraph .28 We have a history of successfully collecting from our resellers under the original payment terms without making any concessions.
Paragraph 29 is not applicable because we believe the price is fixed or determinable under paragraph 26.
Paragraph .30 Since IDX is a “reseller” who sublicenses our software to the hospital end users, they are under the competitive pressures to receive payment from the hospital end users. Accordingly, the final 50%, which is typically received within one year, is designed to be aligned with the business practices of the health care industry. Furthermore, since the first 50% of the royalty is received based on distribution to the end user, it is not based on IDX’s ability to distribute. Also, none of the IDX payments to LanVision are contingent upon the end user payment to IDX.
IDX (now GE Healthcare) is a well established and well capitalized corporation. To date, IDX has paid all of its royalty obligations to LanVision in accordance with the terms and conditions of the reseller agreement. Also, we have never had to refund any royalty payments from IDX and have never been required to make any concessions.
There are no uncertainties about the potential number of copies to be sold by the reseller. This is known at the time the royalty report is received. We have a history since 1998 that there have been no returns.
Our distribution arrangements do not require LanVision to rebate or credit a portion of the original fee if LanVision subsequently reduces its price for a product.

Paragraph .31 IDX has no cancellation or right of return privileges.
Paragraph .32 We have not encountered fiscal funding clauses.
Our history shows that the first 50% (30% on execution & 20% on shipment) are invoiced on a single invoice and paid by IDX at the time of receipt of the royalty report and software delivery and the remaining 50% (40% first live use & 10% upon acceptance) are invoiced on a single invoice and paid by IDX at the time of first live use, which is deemed “acceptance” since the hospital is using the software in its daily operations and the end user can not challenge the fact that it has accepted the software. As noted above, IDX does not have any right to return the software or obtain a refund of royalties paid for any reason and none of the IDX payments to LanVision are contingent upon the end user payment to IDX.
Based upon the facts and circumstances and our historical patterns of sales and collections, we believe that the royalty due from IDX is fixed or determinable in accordance with SOP 97-2, and in accordance with paragraph .28 “in such a situation, a vendor should consider such fee fixed or determinable and should recognize revenue upon delivery of the software, provided all other conditions for revenue recognition in this SOP have been satisfied,” which we believe are satisfied at the time the royalty report is received. Therefore, we recognize 100% of the software licensing revenue at that time.
     We believe that the Staff will find this letter to be fully responsive to the Staff’s February 16, 2006 comment letter. Thank you in advance for your consideration of our responses. In the event that the Staff would have any additional questions or comments, please contact Paul W. Bridge, Jr. at (513) 794-7108 or by fax at (513) 794-7272.
Respectfully,
LanVision Systems, Inc.

/s/ J. Brian Patsy
J. Brian Patsy
Chief Executive Officer

/s/ Paul W. Bridge, Jr.
Paul W. Bridge, Jr.
Chief Financial Officer

CC: Mark Kronforst

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